                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    -----------

                                     SCHEDULE 13D

       Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                     Under the Securities Exchange Act of 1934
                              (Amendment No.    7   )*
                                            --------

                          USP Real Estate Investment Trust
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                                   (Name of Issuer)

                            Shares of Beneficial Interest
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                            (Title of Class of Securities)

                                     903370-10-4
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                                    (CUSIP Number)

       Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street,
                        Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 September 8, 1998
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages
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                                        13D
CUSIP NO. 903370-10-4                                          PAGE 2 OF 5 PAGES

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   1   NAME OF REPORTING PERSON
       I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Turkey Vulture Fund XIII, Ltd.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[__]
                                                                         (b)[__]

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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS*

       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                [__]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Ohio
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           NUMBER OF             7  SOLE VOTING POWER

            SHARES                  551,081
                                 -----------------------------------------------
         BENEFICIALLY            8  SHARED VOTING POWER

           OWNED BY                 -0-
                                 -----------------------------------------------
             EACH                9  SOLE DISPOSITIVE POWER

          REPORTING                 551,081
                                 -----------------------------------------------
            PERSON               10 SHARED DISPOSITIVE POWER

             WITH                   -0-
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       551,081
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                              [__]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

CUSIP NO. 903370-10-4

     This Amendment No. 7 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions by the Fund of shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa trust ("USP").

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $471,874 with working capital of the Fund.

Item 4.   PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     In Item 4 of Amendment No. 5 to Schedule 13D filed on June 22, 1998 and in Amendment No. 6 to Schedule 13D filed on July 24, 1998 ("Amendment No. 6"), the Fund and Mr. Osborne stated that if the Fund determined to make additional purchases of the Shares, it would continue to review the real estate investment trust ("REIT") requirements of the Internal Revenue Code of 1986, as amended (the "Code"), to insure that the REIT status of USP is not jeopardized. The Fund and Mr. Osborne believe that the purchases of Shares reported herein comply with the Code's REIT requirements and the terms of Section 2.6 of the Amended and Restated Declaration of Trust of USP, as amended. The Fund will continue to review the REIT requirements of the Code to insure that the REIT status of USP is not jeopardized.

     As noted in the original Schedule 13D filed by the Fund and Mr. Osborne on June 27, 1997 with respect to USP, the Fund and Mr. Osborne reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of Schedule 13D is hereby amended and supplemented as follows:

          (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

          For purposes of Section 13(d) of the Exchange Act, the Fund beneficially owns 551,081 Shares, or approximately 14.2%, of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed for purposes of
Section 13(d) of the Exchange Act to beneficially own all the Shares owned by the Fund.


                                  Page 3 of 5 Pages
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CUSIP NO. 903370-10-4

          (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, any Shares owned by the Fund.

          (c) Since the filing of Amendment No. 6, the Fund has purchased 116,000 Shares in open market transactions as set forth below:



                                                       Approximate Per Share Price
                     Date          Number of Shares      (Excluding Commissions)
          ---------------------    ----------------    ---------------------------
          July 28, 1998                 6,000                    $4.44
          July 31, 1998                 8,000                    $4.41
          August 25, 1998               4,000                    $4.50
          September 8, 1998            98,000                    $4.00


     (d)  Not Applicable.

     (e)  Not Applicable.


                                  Page 4 of 5 Pages
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CUSIP NO. 903370-10-4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 18, 1998               TURKEY VULTURE FUND XIII, LTD.



                                        By: /s/ Richard M. Osborne
                                           -------------------------------------
                                        Richard M. Osborne, Manager















                                  Page 5 of 5 Pages